As filed with the Securities and Exchange Commission on March 3, 2015

Securities Act Registration No. 333-189817

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

☒ Registration Statement under the Securities Act of 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 7

Apollo Investment Corporation

(Exact Name of Registrant as Specified in the Charter)

9 West 57th Street

New York, NY 10019

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (212) 515-3450

Joseph D. Glatt

Cindy Z. Michel

c/o Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(Name and Address of Agent for Service)

Copies to:

Richard T. Prins, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Approximate date of proposed public offering:

From time to time after the effective date of this Registration Statement

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box    ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 (File No. 333-189817) of Apollo Investment Corporation (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 7 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 7 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 7 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

ITEM 25.	FINANCIAL STATEMENTS AND EXHIBITS

(1) Financial Statements

The following statements of Apollo Investment Corporation (the “Company” or the “Registrant”) are included in Part A of this Registration Statement:

(2) Exhibits

(a)(1)	Articles of Amendment(1)

(a)(2)	Articles of Amendment and Restatement(2)

(b)(2)	Third Amended and Restated By-laws(5)

(c)	Not applicable

(d)(1)	Form of Stock Certificate (3)

(d)(2)	Form of Indenture for debt securities (7)

(d)(3)	Form T-1 Statement of Eligibility of U.S. Bank National Association, as Trustee, with respect to the Form of Indenture for debt securities (11)

(d)(4)	Indenture, dated as of October 9, 2012, between the Company and U.S. Bank National Association, as trustee (9)

(d)(5)	First Supplemental Indenture, dated as of October 9, 2012, relating to the 6.625% Senior Notes due 2042, between the Company and U.S. Bank National Association, as trustee (9)

(d)(6)	Form of 6.625% Senior Notes due 2042 (contained in the First Supplemental Indenture filed as Exhibit (d)(5) hereto) (10)

(d)(7)	Second Supplemental Indenture, dated as of June 17, 2013, relating to the 6.875% Senior Notes due 2043, between the Company and U.S. Bank National Association, as trustee (9)

(d)(8)	Form of 6.875% Senior Notes due 2043 (contained in the Second Supplemental Indenture filed as Exhibit (d)(7) hereto) (10)

(d)(9)	Fourth Supplemental Indenture, dated as of March 3, 2015, relating to the 5.250% Notes due 2025, between the Company and U.S. Bank National Association, as trustee (16)

(d)(10)	Form of 5.250% Notes due 2025 (contained in the Fourth Supplemental Indenture filed as Exhibit (d)(9) hereto) (16)

(e)	Dividend Reinvestment Plan (3)

(f)	Not applicable

(g)	Amended and Restated Investment Advisory and Management Agreement between Registrant and Apollo Investment Management, L.P. (6)

(h)(1)	Underwriting Agreement dated February 24, 2014 (12)

(h)(2)	Equity Distribution Agreement dated as of September 12, 2014, among the Registrant, Apollo Investment Management, L.P., Apollo Investment Administration, LLC and SunTrust Robinson Humphrey, Inc. (15)

(h)(3)	Equity Distribution Agreement dated as of September 12, 2014, among the Registrant, Apollo Investment Management, L.P., Apollo Investment Administration, LLC and Goldman, Sachs & Co. (15)

(h)(4)	Equity Distribution Agreement dated as of September 12, 2014, among the Registrant, Apollo Investment Management, L.P., Apollo Investment Administration, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. (15)

(h)(5)	Underwriting Agreement dated February 24, 2015†

(i)	Not applicable

(j)	Custodian Agreement (2)

(k)(1)	Form of Transfer Agency and Service Agreement (2)

(k)(2)	Amended and Restated Administration Agreement between Registrant and Apollo Investment Administration, LLC (6)

(k)(3)	Amended and Restated License Agreement between the Registrant and Apollo Management, L.P. (8)

(k)(4)	Amended and Restated Senior Secured Revolving Credit Agreement (8)

(l)(1)	Opinion and Consent of Venable LLP, special Maryland counsel for Registrant (11)

(l)(2)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP (11)

(1)(3)	Opinion and Consent of Venable LLP, special Maryland counsel for Registrant (15)

(l)(4)	Opinion and Consent of Venable LLP, special Maryland counsel for Registrant (16)

(l)(5)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP (16)

(m)	Not applicable

(n)(1)	Report of Independent Registered Public Accounting Firm on Financial Statement Schedule (13)

(n)(2)	Independent Registered Public Accounting Firm Consent (14)

(n)(3)	Power of Attorney (11)

(n)(4)	Awareness Letter of Independent Registered Public Accounting Firm†

(o)	Not applicable

(p)	Not applicable

(q)	Not applicable

(r)(1)	Amended and Restated Code of Ethics for Apollo Investment Corporation (4)

(r)(2)	Code of Ethics of Apollo Investment Management, L.P.(4)

99.1	Form of Preliminary Prospectus Supplement for Common Stock Offerings (14)

(1)	Incorporated by reference to the corresponding exhibit number to the Registrant’s pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended (333-124007), on Form N-2, filed on June 20, 2005.

(2)	Incorporated by reference to the corresponding exhibit number to the Registrant’s pre-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended (333-112591), on Form N-2, filed on April 1, 2004.

(3)	Incorporated by reference to the corresponding exhibit number to the Registrant’s pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended (333-112591), on Form N-2, filed on March 12, 2004.

(4)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933, as amended (333-153879), on Form N-2, filed on October 7, 2008.

(5)	Incorporated by reference from the Registrant’s Form 8-K, filed on November 6, 2009.

(6)	Incorporated by reference from the Registrant’s Form 10-K, filed on May 26, 2010.

(7)	Incorporated by reference to the corresponding exhibit number to the Registrant’s pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended (333-170519), on Form N-2, filed on April 8, 2011.

(8)	Incorporated by reference from the Registrant’s Form 10-K, filed on May 23, 2012.

(9)	Incorporated by reference to Exhibits 4.1, 4.2 and 4.3, as applicable, to the Registrant’s Form 8-K (File No. 814-00646), filed on October 9, 2012.

(10)	Incorporated by reference to Exhibits 4.1 and 4.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00646), filed on June 17, 2013.

(11)	Incorporated by reference to the corresponding exhibit number to the Registrant’s pre-effective Registration Statement under the Securities Act of 1933, as amended (333-189817), on Form N-2, filed on July 5, 2013.

(12)	Incorporated by reference to the corresponding exhibit number to the Registrant’s post-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended (333-189817), on Form N-2, filed on February 28, 2014.

(13)	Incorporated by reference to the corresponding exhibit number to the Registrant’s post-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended (333-189817), on Form N-2, filed on May 29, 2014.

(14)	Incorporated by reference to the corresponding exhibit number to the Registrant’s post-effective Amendment No. 5 to the Registration Statement under the Securities Act of 1933, as amended (333-189817), on Form N-2, filed on September 10, 2014.

(15)	Incorporated by reference to the corresponding exhibit number to the Registrant’s post-effective Amendment No. 6 to the Registration Statement under the Securities Act of 1933, as amended (333-189817), on Form N-2, filed on September 12, 2014.

(16)	Incorporated by reference to Exhibits 4.1, 4.2, 5.1 and 5.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00646), filed on March 3, 2015.

†	Filed herewith.

*	To be filed by amendment.

ITEM 26.	MARKETING ARRANGEMENTS

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in the prospectus supplement related to that offering.

ITEM 27.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

Registration and filing fees	$138,713	*
Nasdaq Stock Market Listing Fee	$187,500
Printing (other than certificates)	$875,000
Accounting fees and expenses related to the offering	$500,000
Legal fees and expenses related to the offering	$1,000,000
Miscellaneous (e.g. travel) related to the offering	$18,750
Total (1)	$2,719,963

(1)	These amounts are estimates.

All of the expenses set forth above shall be borne by us.

*	The total filing fee we paid in connection with this registration statement was $138,713, which included $72,162 previously paid in relation to $1,012,090,000 (out of $1,500,000,000) of securities remaining issuable under the Registrant’s registration statement no. 333-170519, filed on November 10, 2010.

ITEM 28.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

The following list sets forth each of the companies considered to be “controlled” by us as defined by the Investment Company Act of 1940.

Name of Entity and Place of Jurisdiction	% of Voting Securities Owned
Apollo Asset Management LLC (Delaware)	100	%(2)
Generation Brands Holdings, Inc. (Delaware)	28	%(1)
LVI Group Investment, LLC (Delaware)	37	%(1)
Merx Aviation Finance LLC (Delaware)	100	%(1)
Playpower Holdings, Inc. (Delaware)	100	%(1)

1	This entity is not consolidated for purposes of financial reporting.

2	Wholly-owned, non-operational entity.

ITEM 29.	NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the approximate number of record holders of our common stock at September 9, 2014.

Title of Class	Number of Record Holders
Common stock, $0.001 par value per share	97

ITEM 30.	INDEMNIFICATION

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate ourselves to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor, if any. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Investment Advisory and Management Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Apollo Investment Management, L.P. (the “Adviser”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Apollo Investment for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory and Management Agreement or otherwise as an investment adviser of Apollo Investment.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Apollo Investment Administration, LLC and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Apollo Investment Administration, LLC’s services under the Administration Agreement or otherwise as administrator for Apollo Investment.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Apollo Investment pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Apollo Investment in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the SEC (SEC File No. 801-62840), and is incorporated herein by reference.

ITEM 32.	LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Apollo Investment Corporation, 9 West 57th Street, New York, NY 10019;

(2)	the Transfer Agent, American Stock Transfer and Trust Company, 59 Maiden Lane, New York, NY 10007;

(3)	the Custodian, JPMorgan Chase Bank, 270 Park Avenue, New York, NY 10017;

(4)	the Adviser, Apollo Investment Management, L.P., 9 West 57th Street, New York, NY 10019; and

(5)	the Trustee, The Bank of New York Mellon, One Wall Street, New York, NY 10286.

ITEM 33.	MANAGEMENT SERVICES

Not Applicable.

ITEM 34.	UNDERTAKINGS

(1) The Registrant hereby undertakes to suspend the offering of its units until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2) Not applicable.

(3) Not applicable.

(4) The Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d) That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; PROVIDED, HOWEVER, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(f) To file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of Registrant are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

(5) (a) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497 (h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

(7) The Registrant undertakes that it will not sell any units consisting of combinations of securities that have not previously been described in a registration statement of the Registrant or an amendment thereto that was subject to review by the Commission and that subsequently became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 3rd day of March, 2015.

APOLLO INVESTMENT CORPORATION

By:	/s/ James C. Zelter
James C. Zelter Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
*	Chairman of the Board and Director	March 3, 2015
John J. Hannan

/s/ Gregory W. Hunt	Chief Financial Officer and Treasurer (principal financial and accounting officer)	March 3, 2015
Gregory W. Hunt

/s/ James C. Zelter	Chief Executive Officer and Director (principal executive officer)	March 3, 2015
James C. Zelter

/s/ Edward J. Goldthorpe	President	March 3, 2015
Edward J. Goldthorpe

*	Director	March 3, 2015
R. Rudolph Reinfrank

*	Director	March 3, 2015
Jeanette Loeb

*	Director	March 3, 2015
Frank C. Puleo

*	Director	March 3, 2015
Carl Spielvogel

*	Director	March 3, 2015
Elliot Stein, Jr.

*	Director	March 3, 2015
Bradley J. Wechsler

*By:	/s/ Joseph D. Glatt
Joseph D. Glatt as Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Exhibit

(h)(5)	Underwriting Agreement dated February 24, 2015.

(n)(4)	Awareness Letter of Independent Registered Public Accounting Firm.